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SEC 1746   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
(2-98) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 6)*1

                            Winland Electronics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Winland Electronics, Inc. Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   974241 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               ATTN: Ralph I. Call
                              Dyna Technology, Inc.
                            225 South Cordova Avenue
                               LeCenter, MN 56057
                                 (507) 357-6821
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 28, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 974241 10 1

--------

          (1) As to Dyna Technology, Inc., Ralph I. Call and Nola D. Call, this filing is the sixth amendment to the original Schedule 13D filed on November 22, 2000 and is a final filing.

--------------------------------------------------------------------------------
1.    Names of Reporting Persons:
      Dyna Technology, Inc.
      I.R.S. Identification Nos. of above persons (entities only):41-1854537

--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)    [X]
       (b)    [ ]

--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds:    WC (This Reporting Person's beneficial interest in the
                          shares as disclosed in parts 7, 8, 9 and 10 below were
                          purchased with Dyna Technology, Inc. working capital.)
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization:   Organized under the laws of Utah

--------------------------------------------------------------------------------

                 7.    Sole Voting Power     40,480
Number of
Shares           ---------------------------------------------------------------
Beneficially     8.    Shared Voting Power:  40,480
Owned by
Each             ---------------------------------------------------------------
Reporting        9.    Sole Dispositive Power  40,480
Person With
                 ---------------------------------------------------------------
                 10.   Shared Dispositive Power:  40,480

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person   40,480

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A

--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)   1.228%

--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions): CO

--------------------------------------------------------------------------------

CUSIP No. 974241 10 1

--------------------------------------------------------------------------------
1.    Names of Reporting Persons:
      Ralph I. Call
      I.R.S. Identification Nos. of above persons (entities only):N/A

--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)    [X]
       (b)    [ ]

--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds:   AF (This Reporting Person's beneficial interest in the
                         shares as disclosed in parts 8 and 10 below were purchased with Dyna Technology, Inc. working capital.)

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization:   USA

--------------------------------------------------------------------------------

                 7.    Sole Voting Power     -0-
Number of
Shares           ---------------------------------------------------------------
Beneficially     8.    Shared Voting Power:  40,480
Owned by
Each             ---------------------------------------------------------------
Reporting        9.    Sole Dispositive Power   -0-
Person With
                 ---------------------------------------------------------------
                 10.   Shared Dispositive Power:  40,480

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person   40,480

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A

--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)   1.228%

--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions): IN

--------------------------------------------------------------------------------

CUSIP No. 974241 10 1

--------------------------------------------------------------------------------
1.    Names of Reporting Persons:
      Nola D. Call
      I.R.S. Identification Nos. of above persons (entities only):N/A

--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)    [ ]
       (b)    [X]

--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds:   AF

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization:   USA

--------------------------------------------------------------------------------

                 7.    Sole Voting Power     -0-
Number of
Shares           ---------------------------------------------------------------
Beneficially     8.    Shared Voting Power:  40,480
Owned by
Each             ---------------------------------------------------------------
Reporting        9.    Sole Dispositive Power   -0-
Person With
                 ---------------------------------------------------------------
                 10.   Shared Dispositive Power:  40,480

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person   40,480

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A

--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)   1.228%

--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions): IN

--------------------------------------------------------------------------------

 ITEM 1.

     (a)  Name of Issuer: Winland Electronics, Inc.

     (b) Address of Issuer's Principal Executive Offices: 1950 Excel Drive, Mankato, MN 56001

 ITEM 2.

     i.   (a)   Name of Person Filing:             Dyna Technology, Inc., a Utah
                                                   Corporation
          (b)   Business Address:                  225 South Cordova Avenue,
                                                   LeCenter, MN 56057
          (c)   Occupation:                        N/A
          (d)   Criminal                           Proceedings: None
          (e)   Civil Securities                   Proceedings: None
          (f)   Citizenship:                       N/A



     ii.  (a)   Name of Person Filing:             Ralph I. Call
          (b)   Address:                           585 Canyon Road, Providence,
                                                   Utah 84332
          (c)   Occupation:                        President, Dyna Technology,
                                                   Inc. (Item 2i above)
          (d)   Criminal Proceedings:              None
          (e)   Civil Securities Proceedings:      None
          (f)   Citizenship:                       USA

    iii.  (a)   Name of Person Filing:             Nola D. Call
          (b)   Address:                           585 Canyon Road, Providence,
                                                   Utah 84332
          (c)   Occupation:                        N/A
          (d)   Criminal Proceedings:              None
          (e)   Civil Securities Proceedings:      None
          (f)   Citizenship:                       USA

 ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    As to Dyna Technology, Inc.:     The beneficial interest of Dyna Technology,
                                     Inc. in the shares disclosed in Item 5
                                     below were purchased with Dyna Technology, Inc. working capital.

    As to Ralph I. Call:             Mr. Call's beneficial interest in the
                                     shares as disclosed in Item 5 below were purchased with Dyna Technology, Inc.
                                     working capital.

    As to Nola D. Call:              Mrs. Call's beneficial interest in the
                                     shares as disclosed in Item 5 below were purchased with Dyna Technology, Inc.
                                     working capital. Mrs. Call disclaims any beneficial interest in any shares of the Issuer other than those beneficially owned by Mr. Call.

ITEM 4.  PURPOSE OF TRANSACTION

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer:


          Dyna Technology, Inc. no longer has any intention to influence the election of directors to the Board of Directors of the issuer.

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

               NONE.


     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

               NONE.


     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               NONE.

     (e) Any material change in the present capitalization or dividend policy of the issuer;

               NONE.

     (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

               NONE.

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

               NONE

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               NONE.

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

               NONE.

     (j)  Any action similar to any of those enumerated above.

               NONE.

ITEM 5.


     (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in
     Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act:

          Dyna Technology, Inc.:         40,480/1.2284% which are held by it
                                         directly.

          Ralph I. Call:                 Beneficial ownership of 40,480/1.2284%
                                         by reason of his Directorship and
                                         controlling interest in Dyna
                                         Technology, Inc.

          Nola D. Call:                  Beneficial ownership of 40,480/1.2284%
                                         by reason of her controlling interest
                                         in Dyna Technology, Inc.

          All Reporting Persons, Aggregated: 40,480/1.2284%.

          The shares reported in response to this paragraph resulted from the following dispositions made by Dyna Technology, Inc. This Schedule 13D is being filed earlier than required as to dispositions made by Dyna Technology, Inc. on January 29, 2004, and accurately reflects the number of shares held by Dyna Technology, Inc. as of the close of business on January 29, 2004.

--------------------------- ------------------------ ------------------ --------------------
DATE                        SHARES SOLD              PRICE/SHARE        REMAINING SHARES HELD
--------------------------- ------------------------ ------------------ ---------------------
December 15, 2003           55,900                   $5.50              348,900
--------------------------- ------------------------ ------------------ ---------------------
December 16, 2003           22,500                   $5.50              326,400
--------------------------- ------------------------ ------------------ ---------------------
December 17, 2003           13,600                   $5.05              345,4402
--------------------------- ------------------------ ------------------ ---------------------
December 18, 2003           4,100                    $5.05              341,340
--------------------------- ------------------------ ------------------ ---------------------
December 19, 2003           12,000                   $5.05              329,340
--------------------------- ------------------------ ------------------ ---------------------
December 22, 2003           8,200                    $5.05              321,140
--------------------------- ------------------------ ------------------ ---------------------
December 23, 2003           8,900                    $5.05              312,240
--------------------------- ------------------------ ------------------ ---------------------
December 23, 2003           3,500                    $5.10              308,740
--------------------------- ------------------------ ------------------ ---------------------
December 24, 2003           54,500                   $5.05              254,240
--------------------------- ------------------------ ------------------ ---------------------
January 12, 2004            11,100                   $4.70              243,140
--------------------------- ------------------------ ------------------ ---------------------
January 21, 2004            15,100                   $4.70              228,040
--------------------------- ------------------------ ------------------ ---------------------
January 22, 2004            3,300                    $4.70              224,740
--------------------------- ------------------------ ------------------ ---------------------
January 28, 2004            136,680                  $4.70              88,060
--------------------------- ------------------------ ------------------ ---------------------
January 28, 2004            4,000                    $4.76              84,060
--------------------------- ------------------------ ------------------ ---------------------
January 28, 2004            17,100                   $4.80              66960

----------

          (2) Calculated by taking into account the 1 for 10 split declared by the Company.

--------------------------- ------------------------ ------------------ ---------------------
January 28, 2004           11,480                    $4.71              55,480
--------------------------- ------------------------ ------------------ ---------------------
January 29, 2004            9,000                    $4.70              46,480
--------------------------- ------------------------ ------------------ ---------------------
January 29, 2004            6,000                    $4.71              40,480
--------------------------- ------------------------ ------------------ ---------------------



         (b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by
         Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared:

               Dyna Technology, Inc.:    Sole Power to Vote:         40,480
                                         Shared Power to Vote:       40,480
                                         Sole Power to Dispose:      40,480
                                         Shared Power to Dispose:    40,480

               Ralph I. Call:            Sole Power to Vote:         -0-
                                         Shared Power to Vote:       40,480
                                         Sole Power to Dispose:      -0-
                                         Shared Power to Dispose:    40,480

               Nola D. Call:             Sole Power to Vote:         -0-
                                         Shared Power to Vote:       40,480
                                         Sole Power to Dispose:      -0-
                                         Shared Power to Dispose:    40,480

         (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (Section 240.13d-191), whichever is less, by the persons named in response to paragraph (a).

                  NONE

         Instruction. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

         (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

                  N/A

         (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

                  N/A

         Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

         The sole stockholders of Dyna Technology, Inc. are Ralph I. Call and Nola D. Call, 585 Canyon Road, Providence, UT 84332. Mr. Call is also the President and Chief Executive Officer of Dyna Technology, Inc. and serves on its Board of Directors.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by
         Section 240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3;
         (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

                NONE.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                January 29, 2004
                                         ---------------------------------------
                                                       Date

                                         Dyna Technology, Inc.

                                         By:  /s/ Ralph I. Call
                                            ------------------------------------
                                                      Signature

                                                  Ralph I. Call
                                            ------------------------------------
                                            Its: President
                                            ------------------------------------
                                                       Name/Title

                                         By:  /s/ Ralph I. Call
                                            ------------------------------------
                                                       Signature

                                            Ralph I. Call, Director, President
                                            and controlling stockholder of
                                            Dyna Technology, Inc.
                                            ------------------------------------
                                                       Name/Title

                                         By:  /s/ Nola D. Call
                                            ------------------------------------
                                                       Signature

                                           Nola D. Call, controlling stockholder
                                           of Dyna Technology, Inc.
                                           -------------------------------------
                                                       Name/Title

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).